CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to incorporation by reference in the updated Prospectus and the Statement of Additional Information of Wakefield Managed Futures Strategy Fund (Class A, C and I shares) of our report dated August 26, 2016 relating to the consolidated statement of assets and liabilities of Wakefield Managed Futures Strategy Fund, including the consolidated schedule of investments, as of June 30, 2016, and the related consolidated statement of operations for the year then ended, the consolidated statement of changes in net assets for the years ended June 30, 2016 and 2015 and consolidated financial highlights for the years ended June 30, 2016, 2015 and 2014 and the period September 10, 2012 (Inception) to June 30, 2013 and to the reference to our Firm as the Fund’s “independent registered public accounting firm”.

Greenwood Village, Colorado
October 28, 2016